UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EQUITABLE FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29448T105
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29448T105	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

326,406 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
326,406 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

326,406 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.8% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 29448T105	13D	Page 3 of 4 Pages

Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 3 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Equitable Financial Corp. ("Equitable") by adding the following information to the items indicated.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Amendment Nos. 1 and 2 to the Schedule 13D of the Partnership filed on February 23, 2018 and July 11, 2018, respectively, reported that the Partnership intends to nominate two or three individuals to the board of directors of Equitable, pursuant to the procedures set forth in the Equitable bylaws, for election at the next annual meeting of stockholders expected to be held on November 27, 2018.

On July 10, 2018, Equitable announced that it was voluntarily delisting its common stock from The Nasdaq Stock Market and on July 30, 2018, Equitable filed a Form 15 with the Securities and Exchange Commission terminating its registration under Section 12(g) of the Act and suspending its duty to file reports under Sections 13 and 15(d) of the Act.  The Partnership strongly disagrees with these actions taken by the board of directors of Equitable.  The Partnership believes that these actions further entrench the board (which in the aggregate owned less than 10% of the Equitable common stock, per Equitable's last proxy statement filing) to the detriment of other stockholders.

The Partnership believes the board of directors of Equitable has been less than aggressive in its reacquisition of shares of Equitable common stock at below book value, which the Partnership concludes would have aided in enhancing stockholder value.  The Partnership believes that the Equitable common stock is highly undervalued.  As the banking industry continues to consolidate, the Partnership views Equitable as a highly desirable acquisition candidate for another banking institution.  As a result of its previous filings (and subsequent to any purchases of Equitable stock by the Partnership), the Partnership was contacted by a party interested in acquiring Equitable.  The Partnership believes this party would be willing to acquire Equitable for a price that would be in the best interests of all stockholders and should be seriously considered by the Equitable board.

The Partnership has also been contacted by numerous stockholders of Equitable expressing their displeasure with the actions of the current management and board of directors of Equitable.  Accordingly, the Partnership intends to nominate two or three individuals for election to the board at the next annual meeting of stockholders.  The Partnership intends to nominate Wayne Cadwallader and Sean Mullen pursuant to the form of notice attached hereto as Exhibit A.  The Partnership may further revise the notice to add an additional nominee, prior to its submission of the notice to Equitable within the requirements of Equitable's nominating procedure.  Ultimately, the Partnership intends to add individuals to the board that will seek to enhance stockholder value.

The Partnership has no present intention of soliciting proxies in connection with the next annual meeting of stockholders of Equitable, other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, as amended. This amendment to Schedule 13D is not a solicitation of any proxy, vote or action by any stockholder of Equitable or any other person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of August 1, 2018, the Partnership owns 326,406 shares of Equitable common stock.  The Equitable Form 10-Q for the quarter ended March 31, 2018 reported that there were outstanding 3,317,670 shares of Equitable common stock as of May 14, 2018.  Based on this number, the Partnership owns approximately 9.8% of the Equitable common stock.

(c)  During the past 60 days, the Partnership purchased 1,394 shares of Equitable common stock, in open market transactions, a price of $10.19 per share.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Form of Equitable Financial Corp. Notice Re: Nomination For Election To Board Of Directors.

CUSIP NO. 29448T105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  August 1, 2018

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:   /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager

Exhibit A
EQUITABLE FINANCIAL CORP.
 NOTICE RE: NOMINATION FOR ELECTION TO BOARD OF DIRECTORS
The undersigned shareholder of Equitable Financial Corp. ("Equitable"), Elkhorn Partners Limited Partnership (the "Partnership"), hereby notifies Equitable, pursuant to Article I, Section 6(b) of the Equitable Bylaws, that it intends to nominate Wayne Cadwallader and Sean T. Mullen (individually and collectively, the "Nominee") for election to the board of directors of Equitable at the Equitable 2018 annual meeting of shareholders.
Certain terms used herein have the meanings given to them in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including Regulation 14A (the "Exchange Act").
The Partnership represents and warrants that the following information is true and correct to the best of its knowledge and belief:
With respect to the Partnership:
Name:   Elkhorn Partners Limited Partnership
Record and Business Address:   2222 Skyline Drive, Elkhorn, NE  68022
Present Principal Occupation or Employment:  The Partnership is an investment fund primarily engaged in the business of investing in securities.  Parsow Management LLC is the General Partner of the Partnership.  Alan S. Parsow is the Sole Manager of Parsow Management LLC.  References herein to the "Partnership" shall include Parsow Management LLC and Mr. Parsow, to the extent the context requires to satisfy disclosure requirements pursuant to Regulation 14A under the Exchange Act.
Stock Ownership:  The Partnership owns (of record and beneficially) _________ shares of Equitable common stock as of the date hereof, which constitutes the only securities of Equitable owned by the Partnership.  The Partnership does not own (of record or beneficially) any securities of any parent or subsidiary of Equitable.  No associates of the Partnership own (of record or beneficially) any securities of Equitable or any parent or subsidiary of Equitable.
Two Year Transaction Summary:  Attached hereto as Exhibit A is a summary of purchases and sales by the Partnership of securities of Equitable within the past two years.
Certain Arrangements or Understandings:  There is no arrangement or understanding between the Partnership and the Nominee or any other person pursuant to which the nomination of the Nominee was to be made by the Partnership.  Mr. Parsow asked the Nominee if he would serve as a director of Equitable if nominated by the Partnership and elected by Equitable shareholders.
The Partnership is not, and has not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Equitable, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.
Neither the Partnership nor any of its associates have any arrangement or understanding with any person with respect to any future employment by Equitable or its affiliates or with respect to any future transactions to which Equitable or any of its affiliates will or may be a party.
Nomination:  The Partnership represents and warrants that it intends to appear in person or by proxy at the Equitable 2018 annual meeting of shareholders to nominate the Nominee.
Persons Making the Solicitation:  The Partnership has no present intention of soliciting proxies in connection with the Equitable 2018 annual meeting of shareholders, other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Exchange Act.  Any such solicitation pursuant to Rule 14a-2(b)(2) will be conducted by Mr. Parsow on behalf of the Partnership via telephone calls or personal meetings with selected shareholders of Equitable.  The Partnership has not spent, and does not anticipate that it will spend, any amount in connection with any such solicitation pursuant to Rule 14a-2(b)(2).
Interests of Certain Persons in Matters to be Acted Upon:  The Partnership does not have any interests, direct or indirect, in the election of the Nominee to the board of directors of Equitable beyond its ownership of shares of common stock of Equitable, as described herein.
Involvement in Certain Legal Proceedings:  The Partnership has not ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Transactions with Equitable:  Neither the Partnership, its associates nor any immediate family member of the foregoing ever had, or will have, a direct or indirect interest in any transaction (whether completed, ongoing or currently proposed) in which Equitable or any of its subsidiaries was or is to be a participant.
With respect to the Nominee:
Name and Age:
•	Wayne Cadwallader (Age 62)
•	Sean T. Mullen (Age 61)
Business Address and Residence Address:
•	Mr. Cadwallader – 44 Sandrift Sq., Scarborough, Ontario, Canada M1E4N6 (business and residence).
•	Mr. Mullen - 12829 West Dodge Road, Suite 100, Omaha, NE 68154 (business) and 639 N. 157th Circle, Omaha, NE 68118 (residence).
Business Experience, Qualifications, Attributes and Skills:  The Nominee's business experience during the past five years, including the Nominee's principal occupation and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, is as follows:
•
Mr. Cadwallader – The Nominee has been the Managing Partner – Research of the Partnership since 2010.  The Partnership is an investment fund primarily engaged in the business of investing in securities and is not a parent, subsidiary or other affiliate of Equitable.  The Nominee has 17 years of investment industry experience, including experience with public companies, mergers and acquisitions, capital markets and investment analysis.

•
Mr. Mullen - The Nominee has been a Principal of Hancock & Dana, PC since 1985.  Hancock & Dana, PC is a certified public accounting and consulting firm and is not a parent, subsidiary or other affiliate of Equitable.  The Nominee has over 35 years of experience with mergers and acquisitions, tax matters and accounting matters.

The Partnership believes that a board of directors should be comprised of members who bring different strengths, skills and experiences to the boardroom and that this type of diversity helps to assess risks, identify opportunities and promote healthy debate.  The Partnership believes that the current board of directors of Equitable lacks certain of the skills of the Nominee and that the addition of the Nominee to the board will assist Equitable in its capital allocation decisions in areas such as stock repurchases and dividends, will improve Equitable's communications with shareholders and the investment community and will help guide operating improvements, business recovery planning and work flow analysis.
Ownership of Business Entities:  The Nominee owns a 10% or more equity interest in the following business entities:
•	Mr. Cadwallader – None.
•	Mr. Mullen – Hancock & Dana, PC; Eight Ball LLC; MPP LLC; West Dodge LLC; and Maple CLVI, LLC.
Other Directorships:  Following is a list of the Nominee's other directorships including, but not limited to, directorships at any company which is registered pursuant to (or subject to the requirements of) the Exchange Act or is registered as an investment company under the Investment Company Act of 1940:
•	Mr. Cadwallader - Comarco, Inc. (since March 2011) and Orbit International Corp. (since February 2013).
•	Mr. Mullen – Independent Network Insurance Company of New York (since 2012), Penn Treaty American Corporation (since 2009) and American Network Insurance Company (since 2012).
Stock Ownership:  The Nominee does not, and during the past two years has not, owned (of record or beneficially) any securities of Equitable.  The Nominee does not own (of record or beneficially) any securities of any parent or subsidiary of Equitable.  No associates of the Nominee own (of record or beneficially) any securities of Equitable or any parent or subsidiary of Equitable.
Positions or Offices with Equitable / Compensation:  The Nominee has not ever held any position or office with Equitable, and the Nominee has not ever served as a director of Equitable.  No compensation, remuneration or personal benefits have ever been, directly or indirectly, awarded to, earned by or paid to the Nominee, any member of his immediate family or any of his associates by any person for any services rendered in any capacity to Equitable or its subsidiaries.
Certain Arrangements or Understandings:  There is no arrangement or understanding between the Nominee and any other person pursuant to which he was or is to be selected as a director or nominee.  Mr. Parsow asked the Nominee if he would serve as a director of Equitable if nominated by the Partnership and elected by Equitable shareholders.
The Nominee is not, and has not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Equitable, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.
Neither the Nominee nor any of his associates have any arrangement or understanding with any person with respect to any future employment by Equitable or its affiliates or with respect to any future transactions to which Equitable or any of its affiliates will or may be a party.
Family Relationships:  The Nominee does not have any family relationship (by blood, marriage or adoption, not more remote than first cousin) with any director, executive officer or any person known to be nominated or chosen by Equitable to become a director or executive officer of Equitable.
Interests of Certain Persons in Matters to be Acted Upon:  The Nominee does not have any interests, direct or indirect, in the election of the Nominee to the board of directors of Equitable beyond any compensation or other benefits that he may receive from Equitable, if elected.
Involvement in Certain Legal Proceedings.  There are no legal proceedings to which either the Nominee or any of his associates is a party adverse to Equitable or any of its subsidiaries or to which either the Nominee or any of his associates has an interest adverse to Equitable or any of its subsidiaries.  The Nominee has not ever been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission.  The Nominee has not ever been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
Transactions with Equitable:  Neither the Nominee, his associates nor any immediate family member of the foregoing ever had, or will have, a direct or indirect interest in any transaction (whether completed, ongoing or currently proposed) in which Equitable or any of its subsidiaries was or is to be a participant.
Compliance with Section 16(a) of the Exchange Act.  Since the beginning of Equitable's last fiscal year, the Nominee has not been subject to Section 16 of the Exchange Act with respect to Equitable and, accordingly, during Equitable's last fiscal year was not required to file any reports pursuant to Section 16 of the Exchange Act with respect to Equitable.
Affidavit.  An affidavit that the Nominee would not be disqualified under the provisions of Article II, Section 12 of the Equitable Bylaws is attached hereto as Exhibit B.
[Signature Page Follows]

The undersigned has executed this document this ___ day of ____________, 2018.
ELKHORN PARTNERS LIMITED PARTNERSHIP

By: Parsow Management LLC, General Partner

By:
Alan S. Parsow
Sole Manager

The undersigned consents to his nomination for election to the board of directors of Equitable by the above shareholder and, if elected, intends to serve as a director. The undersigned also represents and warrants that the above information is true and correct to the best of his knowledge.

Wayne Cadwallader

Sean T. Mullen

EXHIBIT A
Two Year Summary

Date	Purchase / Sale	Security	Amount	Price

EXHIBIT B
Affidavit